Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Colfax Corporation for the registration of its debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 23, 2012, with respect to the consolidated financial statements and schedule of Colfax Corporation, and the effectiveness of internal control over financial reporting of Colfax Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

February 23, 2012